

Mail Stop 7010

April 21, 2009

via U.S. mail and facsimile

James W. Griffith, President and Chief Executive Officer
The Timken Company
1835 Dueber Ave., SW,
Canton, OH 44706-2798

> **RE:** **The Timken Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 1-01169**

Dear Mr. Griffith:

We have reviewed your response letter dated March 27, 2009 and have the following additional comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Goodwill, page 41

1. In your response to prior comment 3, you state you will expand your discussion of critical accounting policies relating to goodwill in future filings on Form 10-K. However, since these expanded disclosures were not provided in your most recent Form 10-K, it appears providing the disclosures in your next Form 10-Q would be helpful to investors. Please provide us with an example of the expanded disclosure you intend to provide in your next Form 10-Q regarding your reporting units, valuation methods, and underlying assumptions.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comment.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief